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June 26, 2007	BEIJING
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VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Heckmann Corporation

Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Heckmann Corporation, a Delaware corporation (“Heckmann”), in connection with the proposed initial public offering of Heckmann’s common stock, we hereby electronically transmit, pursuant to Regulation S-T promulgated by the Securities and Exchange Commission (the “Commission”), the initial filing of the Registration Statement on Form S-1 of Heckmann for filing under the Securities Act of 1933.

Please note that Heckmann has wired a registration fee in the amount of $32,570.80 to the Commission’s account at Mellon Bank in Pittsburgh, Pennsylvania.

Please contact me at (213) 687-5302 should you require further information.

Very truly yours,

/s/ Joshua Schneiderman
Joshua Schneiderman